UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of October 2026

General Fusion Group Ltd.

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 8, 2026, General Fusion Group Ltd. issued the press releases attached hereto as Exhibits 99.1 and 99.2 announcing a temperature milestone achieved by its Lawson Machine 26 demonstration.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 8, 2026
99.2	Press Release dated October 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Fusion Group Ltd.

Date: October 8, 2026	By:	/s/ Robert Crystal
	Name:	Robert Crystal
	Title:	Senior Vice President, Finance